Exhibit 99.2
Income Statement by activity
Unaudited

	For the three months ended September 30, 2018			For the three months ended September 30, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	27,594	27,530	88	25,192	25,135	77
Cost of revenues	23,584	23,553	55	21,294	21,265	49
Selling, general and other costs	2,291	2,283	8	1,667	1,660	7
Research and development costs	705	705	—	696	696	—
Result from investments	50	1	49	101	52	49
Reversal of a Brazilian indirect tax liability	—	—	—	—	—	—
Gains on disposal of investments	—	—	—	—	—	—
Restructuring costs	24	24	—	5	3	2
Net financial expenses	249	249	—	292	292	—
Profit before taxes	791	717	74	1,339	1,271	68
Tax expense	277	268	9	517	512	5
Profit/(loss) from continuing operations	514	449	65	822	759	63
Result from intersegment investments	—	65	—	—	63	—
Profit from discontinued operations, net of tax	50	50	—	88	88	—
Net profit	564	564	65	910	910	63

Adjusted EBIT	1,872	1,797	75	1,648	1,578	70

	For the nine months ended September 30, 2018			For the nine months ended September 30, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	80,938	80,764	241	78,148	77,985	225
Cost of revenues	69,428	69,362	133	66,187	66,099	150
Selling, general and other costs	5,608	5,584	24	5,285	5,262	23
Research and development costs	2,249	2,249	—	2,210	2,210	—
Result from investments	201	53	148	296	153	143
Reversal of a Brazilian indirect tax liability	—	—	—	895	895	—
Gains on disposal of investments	—	—	—	49	49	—
Restructuring costs	26	26	—	81	78	3
Net financial expenses	801	801	—	1,010	1,010	—
Profit before taxes	3,027	2,795	232	4,615	4,423	192
Tax expense	868	840	28	2,065	2,052	13
Profit/(loss) from continuing operations	2,159	1,955	204	2,550	2,371	179
Result from intersegment investments	—	204	—	—	179	—
Profit from discontinued operations, net of tax	180	180	—	156	156	—
Net profit	2,339	2,339	204	2,706	2,706	179

Adjusted EBIT	4,907	4,674	233	4,830	4,635	195
For the three months ended September 30, 2018 and 2017, the Adjusted EBIT related to Magneti Marelli that was excluded from the Group's Adjusted EBIT result was €123 million and €110 million, respectively, net of intercompany eliminations. For the nine months ended September 30, 2018 and 2017, the Adjusted EBIT related to Magneti Marelli that was excluded from the Group's Adjusted EBIT result was €354 million and €330 million, respectively, net of intercompany eliminations. The Adjusted EBIT for Magneti Marelli related to Industrial activities only.

Statement of Financial Position by activity
Unaudited

	At September 30, 2018			At December 31, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	13,818	13,818	—	13,390	13,390	—
Other intangible assets	11,475	11,472	3	11,542	11,539	3
Property, plant and equipment	26,220	26,219	1	29,014	29,012	2
Investments and other financial assets	3,172	3,555	1,372	2,977	3,356	1,228
Deferred tax assets	1,937	1,902	35	2,004	1,955	49
Inventories	13,137	13,137	—	12,922	12,922	—
Assets sold with a buy-back commitment	2,325	2,325	—	1,748	1,748	—
Trade receivables	2,168	2,169	23	2,460	2,461	19
Receivables from financing activities	3,227	1,150	3,153	3,140	1,356	2,906
Tax receivables	235	239	4	298	293	5
Other assets	4,617	4,608	9	4,166	4,157	9
Cash and cash equivalents	11,418	11,254	164	12,638	12,423	215
Assets held for sale	4,409	4,524	—	—	—	—
TOTAL ASSETS	98,158	96,372	4,764	96,299	94,612	4,436
Equity and Liabilities
Equity	23,059	23,059	1,733	20,987	20,987	1,598
Employee benefits liabilities	8,545	8,542	3	9,278	9,276	2
Provisions	15,831	15,845	8	14,779	14,777	11
Deferred tax liabilities	759	759	—	388	388	—
Debt	15,202	13,458	2,820	17,971	16,461	2,632
Trade payables	20,383	20,394	11	21,939	21,939	8
Other financial liabilities	185	185	—	139	139	—
Tax payables	376	358	26	383	370	22
Other liabilities	10,820	10,659	163	10,435	10,275	163
Liabilities held for sale	2,998	3,113	—	—	—	—
TOTAL EQUITY AND LIABILITIES	98,158	96,372	4,764	96,299	94,612	4,436

Statement of Cash Flows by activity
Unaudited

	For the nine months ended September 30, 2018			For the nine months ended September 30, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOW FROM OPERATING ACTIVITIES:
Net profit	2,159	2,159	204	2,550	2,550	179
Amortization and depreciation	4,175	4,174	1	4,191	4,190	1
Net losses/(gains) on disposal of non-current assets and other non-cash items	29	(17)	(158)	(291)	(337)	(133)
Change in items due to buy back commitments	322	322	—	42	42	—
Dividends received	75	96	—	49	55	—
Change in provisions	618	618	—	61	59	2
Change in deferred taxes	221	213	8	713	711	2
Change in working capital	(1,976)	(1,993)	17	(1,225)	(1,287)	62
Cash flows from operating activities - discontinued operations	340	340	—	479	479	—
TOTAL	5,963	5,912	72	6,569	6,462	113
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(3,785)	(3,784)	(1)	(6,094)	(6,092)	(2)
Investments in joint ventures, associates and unconsolidated subsidiaries	(2)	(2)	—	(2)	(2)	—
Proceeds from the sale of non-current assets	38	38	—	9	9	—
Net change in receivables from financing activities	(388)	(44)	(344)	(230)	(70)	(160)
Change in securities	(184)	(184)	—	173	138	35
Other changes	15	15	—	36	37	(1)
Cash flows used in investing activities - discontinued operations	(415)	(415)	—	(404)	(404)	—
TOTAL	(4,721)	(4,376)	(345)	(6,512)	(6,384)	(128)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in Debt and other financial assets/liabilities	(1,957)	(2,215)	258	(4,353)	(4,390)	37
Increase in share capital	11	11	—	—	—	—
Distributions paid	(1)	(1)	(21)	—	—	(6)
Other changes	—	—	—	(5)	(5)	—
Cash flows used in financing activities - discontinued operations	(61)	(61)	—	(199)	(199)	—
TOTAL	(2,008)	(2,266)	237	(4,557)	(4,594)	31
Translation exchange differences	54	69	(15)	(1,065)	(1,052)	(13)
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(712)	(661)	(51)	(5,565)	(5,568)	3

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	12,638	12,423	215	17,318	17,167	151
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(712)	(661)	(51)	(5,565)	(5,568)	3
LESS: CASH AND CASH EQUIVALENTS AT END OF THE PERIOD - INCLUDED WITHING ASSETS HELD FOR SALE	508	508	—	—	—	—
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	11,418	11,254	164	11,753	11,599	154